        [Fenwick & West LLP Letterhead]

        March 2, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Eduardo Aleman Division of Corporate Finance
Re:	DexCom, Inc. Form S-1 filed February 1, 2005 Registration No. 333-122454

Dear Mr. Aleman:

        On behalf of DexCom, Inc. ("DexCom" or the "Company"), we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission contained in the Staff's letter dated February 25, 2005 (the "Letter"). Please be advised that DexCom has filed Pre-Effective Amendment No. 2 (the "Amendment") to the above referenced registration statement on Form S-1 (the "Registration Statement") contemporaneously with this response letter which, among other things, reflects its responses to many of the Staff's comments.

        The numbered paragraphs below correspond to the numbered comments in the Letter; your comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format, which is marked to show changes from the Registration Statement as previously filed, and certain supplemental back-up materials requested by the Staff. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update other disclosure, including the "Clinical Development Program" subsection of "Business."

Form S-1

1.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

  DexCom confirms that any preliminary prospectus it circulates will include all non-Rule 430A information and acknowledges the Staff's comment.

Summary—Page 1

2.
Revise this section to clarify the meaning of a premarket approval application and the regulatory agency that grants it.

  DexCom has revised this section in response to the Staff's comment. Please see the second paragraph under "Our Business" in the "Summary" section on page 1 of the Amendment and elsewhere.

3.
Please advise us supplementally of the basis for your belief that the clinical trial of the company's short-term system may support a premarket approval application by the end of the first half of 2005. We may have further comments.

  DexCom supplementally advises the Staff that as of the date of this letter, the clinical trial that the Company intends to use to support a premarket approval application for its short-term continuous glucose monitoring system and the initial analysis of that trial have been completed. The Company believes that the endpoints designed for the trial were achieved, and is in the process of preparing a premarket approval application, which it intends to file before the end of the first half of 2005 (as disclosed in the prospectus). Please note that the Company has also updated its disclosure in the Amendment related to this trial in "Clinical Trials" in the "Business" section beginning on page 57 of the Amendment.

4.
Please expand to discuss more specifically the length of time you anticipate it will take to obtain regulatory approval and begin to market your products commercially.

  DexCom has expanded the disclosure in this section in response to the Staff's comment. Please see the second paragraph under "Our Business" in the "Summary" section on page 1 of the Amendment.

5.
Revise to provide a more balanced discussion of your market opportunity with the negative aspects of your business. Identify the registrant as a development stage company, and disclose that the company has not generated any revenue since its inception and that its products will need FDA approval before it will generate any revenue in the future.

  DexCom has revised this section in response to the Staff's comment. Please see the third paragraph under "Our Business" in the "Summary" section on page 1 of the Amendment.

6.
Please tell us supplementally the industry "sources" that estimate that people with diabetes test, on average, less than twice per day and project that the worldwide market for glucose monitoring systems is expected to grow at an annual compound rate of approximately 11.6% by 2008. Also, provide supplemental support for the industry data attributed to the American Diabetes Association.

  DexCom supplementally advises the Staff that the industry sources for the estimate that people with diabetes test, on average, less than twice per day are articles entitled "Self Monitoring of blood glucose by adults with diabetes in the United States population" in a 1993 issue of Diabetes Care, "Racial and Ethnic Differences in Glycemic Control of Adults with Type 2 Diabetes" in a 1999 issue of Diabetes Care, and "Frequency of Blood Glucose Monitoring in Relation to Glycemic Control in Patients with Type 2 Diabetes" in a 2001 issue of Diabetes Care. The source that projects that the worldwide market for glucose monitoring systems is expected to grow at an annual compound rate of approximately 11.6% by 2008 is the "State of the Industry Report 2004" from Medical Device Daily. Enclosed with the hard copy of this letter delivered to Mr. Aleman are copies of the industry sources noted above, and the support for the industry data attributed to the American Diabetes Association. In these copies, we have highlighted the relevant portions of the industry sources noted above, and provided numbered cross-referencing for the ADA sources.

7.
Under the caption "Limitations of Existing Glucose Monitoring Products," we note you only discuss finger stick testing. Expand to also discuss here and on page 42 how the products you are developing compare with the products described under the caption "Competition" on page 57 and any other existing glucose monitoring systems currently on the market.

  DexCom has expanded the disclosure in this section in response to the Staff's comment. Please see the second to last full paragraph under "Limitations of Existing Glucose Monitoring Systems" in the "Summary" section on page 3 of the Amendment and the paragraph added at the end of "The DexCom Solution" in the "Business" section on page 45 of the Amendment. DexCom believes that this paragraph is responsive to the Staff's comment regarding a comparison of its products with the products and product concepts, other than finger stick devices, discussed in the "Competition" section. DexCom supplementally advises the Staff that it believes there are no glucose monitoring products currently approved and actively marketed that permit patients to view their blood glucose values and trend data real time, other than data that may be gathered by a patient from multiple finger stick tests.

8.
We note your reference to the March 2004 issue of Diabetes Care citing the finding that patients in the clinical trial increased the time they spent at target blood glucose levels by 88%. The article also discusses that these results could potentially be attributable to the high frequency of visits required for the study compared to routine patient care. Please revise to discuss this. Also, please advise us supplementally if you are aware of any other publications discussing clinical trials of your long-term sensor and arriving at different conclusions that are not disclosed.

  DexCom has revised the disclosure related to the March 2004 issue of Diabetes Care in response to the Staff's comment. Please see the first full paragraph on page 4 of the Amendment, the third paragraph on page 40 of the Amendment and the first full paragraph on page 45 of the Amendment. In addition, DexCom supplementally advises the Staff that it is unaware of any other publications discussing clinical trials for its long-term sensor that arrive at different conclusions.

9.
Whenever you refer to this peer-reviewed article in the filing, clarify that DexCom sponsored the study, that two of the authors of the article have received consulting fees from DexCom for serving on its advisory board, and that all three authors received grant research funds for conducting the study.

  DexCom has revised the disclosure in response to the Staff's comment. Please see the first full paragraph on page 4 of the Amendment, the third paragraph on page 40 of the Amendment, the first full paragraph on page 45 of the Amendment, and the disclosure under the chart on page 53 of the Amendment. DexCom supplementally notes to the Staff that no author of this peer-reviewed article was paid or otherwise compensated by DexCom in exchange for conducting the study described in such article or for authoring the article.

Risk Factors—Page 7

  If we are unable to successfully complete the pre-clinical studies...—Page 10

10.
We note your belief that the data and performance from each of the last three clinical trials relating to the long-term system is likely insufficient to support a Pre Market Approval application. Please expand this discussion to include basis for this belief and the impact on the company's business strategy if ongoing clinical trials do not support a PMA application.

  DexCom has expanded the disclosure in response to the Staff's comment. Please see the first full paragraph on page 11 of the Amendment.

  Our continuous glucose monitoring systems may never achieve market acceptance even if we obtain regulatory approvals.—Page 11

11.
You disclose that physicians tend to be slow to change their medical treatment practices and may not recommend or prescribe the company's products until there is long-term clinical evidence them to alter their existing treatment method or until prominent physicians recommend the product. To the extent known, please discuss this tendency in terms of length of delay in gaining acceptance from physicians. For example, this could include a comparison of how long it took physicians to change current treatment regimes regarding similar products such as Medtronic's CGMS System Gold.

  DexCom supplementally advises the Staff that it believes it has no knowledge or factual basis to assess the tendency, in terms of length of delay, in gaining acceptance from physicians for new medical devices, including any products that may be deemed similar to those of the Company. For example, DexCom has no knowledge of the length of time that it took physicians to adopt the Medtronic system, or its rate of adoption. DexCom included this risk factor, in part, to explain that it is not possible to know with any certainty how quickly physicians may adopt new medical products, and that such uncertainty is a risk facing the Company's proposed business. DexCom has revised the disclosure on page 12 of the Amendment to further clarify the risk.

  We depend on clinical investigators and clinical sites to enroll patients in our clinical trials...—Page 12

12.
In an appropriate location in the Business section, please discuss the material terms, including duties, obligations and deadlines, of your contracts with clinical investigators, clinical sites or other third parties. Please file any existing agreements as exhibits, or explain why you believe these are not required to be filed.

  DexCom has added disclosure in the Business section in response to the Staff's comment regarding typical terms in its various contracts with clinical trial service providers. Please see "Clinical Development Program—Clinical Trial Process" in the "Business" section on page 60 of the Amendment. DexCom hereby supplementally advises the Staff that it believes none of its agreements with clinical investigators, clinical sites or other third parties relating to its clinical trials is a material agreement that must be filed as an exhibit to the Registration Statement because the dollar-amounts of DexCom's obligations under each of such contracts is not material and none of these service providers is individually critical to DexCom's clinical development program or other aspects of DexCom's business.

  Our manufacturing operations are dependent upon third-party suppliers...—Page 14

13.
Please discuss the extent to which the company's reliance on single source outside manufacturers has in the past delayed or impeded the company's ability to meet its product requirements.

  DexCom supplementally advises the Staff that its reliance on single-source outside manufacturers has not, in the past, delayed or impeded its ability to meet its product requirements. However, DexCom has included this risk factor because of the inherent risk associated with relying on single-source outside manufacturers for critical components of its systems.

  Risks Relating to this Offering—Page 22

    Changes in or interpretations of accounting rules and regulations...—Page 22

14.
Since the FASB published SFAS 123 (revised 2004) in December 2004, it appears that you should revise this discussion. For instance, your statements that the "standards have not been finalized" and "the timing of a final statement has not been established" appear inaccurate at this date.

  DexCom has revised the disclosure in response to the Staff's comment. Please see the first full paragraph on page 22 of the Amendment.

Concentration of ownership among our existing directors...—Page 23

15.
Expand to give examples of proposals and actions these holders may support that would not be in the interests of unaffiliated shareholders. Also briefly discuss the fiduciary duties of directors with regard to unaffiliated shareholders.

  DexCom has expanded the disclosure in response to the Staff's comment. Please see the first full paragraph on the top of page 24 of the Amendment.

Capitalization—Page 28

16.
"Cash and cash equivalents" is not a component of capitalization for purposes of this disclosure. Please revise to delete that line.

  DexCom has revised the disclosure to delete "cash and cash equivalents" in response to the Staff's comment. Please see page 28 of the Amendment.

Dilution—Page 30

17.
We note that the exercise prices of the company's outstanding options appear to be less than the initial offering price. Please disclose the additional dilution in pro forma net tangible book value per share to new investors assuming all options are exercised. Also disclose how the table at the top of page 31 would change assuming exercise of all outstanding options and the warrant. We may have further comments when you complete the blanks in the disclosure.

  Dexcom has expanded the disclosure in response to the Staff's comment. Please see pages 30 and 31 of the Amendment. Numerical values will be included in the disclosure when DexCom amends the Registration Statement to include the price range of the offering.

Management's Discussion and Analysis—Page 33

  Overview—Page 33

18.
To the extent the company's clinical trials have experienced delays due to the factors cited, such as sensor performance and manufacturing supply constraints, please discuss.

  DexCom supplementally advises the Staff that to date it has not experienced any material delays in its clinical trials due to the factors cited.

  Operating Capital and Capital Expenditure Requirements—Page 36

19.
We note that you expect you have sufficient cash and cash equivalents to meet anticipated requirements for the "foreseeable" future. Please be more specific and clarify whether you believe these are sufficient to meet long term requirements.

  DexCom has expanded the disclosure in response to the Staff's comment. Please see the third paragraph on page 36 of the Amendment.

Business—Page 40

  Our Technology Platform—Page 46

20.
We note your discussion of your proprietary polymer membrane technology designed to modify the foreign body response which, historically, has blocked glucose from reaching the sensor and hampers the implantable sensor's ability to operate. Please expand this disclosure to discuss whether the results from clinical trials indicate that the long term sensor has experienced similar challenges, and how it has affected the sensor's functionality. We note, for example, that in the various clinical trials several sensors did not function adequately.

  DexCom has expanded the disclosure in response to the Staff's comment. Please see the last paragraph on page 46 of the Amendment.

  Short-Term Glucose Monitoring Sensor and Long-Term Glucose Monitoring Sensor—Page 47

21.
We note that these products will not initially eliminate the need for finger sticks. Revise the disclosure throughout the filing, including in the summary, to make this point clear. Also explain in the summary that the patient is required to insert the sensor under the skin every three days, and discuss any resulting negative or adverse consequences.

  Please note that the last sentence of the last paragraph under the "DexCom Solution" in the "Summary" section on page 4 of the Amendment already discloses that DexCom's products will not initially eliminate the need for finger sticks, as does the risk factor at the bottom of page 9. In addition to the disclosure on pages 4, 9 and 48 (twice) of the Amendment, DexCom has added similar disclosure elsewhere in response to the Staff's comment. Please see the final paragraphs of "Clinical Development Program—Approval Support Trial" and "—On-Going Trials" in the "Business" section on page 59 of the Amendment, and the end of the third paragraph on page 61 of the Amendment. In addition, we have added disclosure in the second full paragraph on page 4 of the Amendment regarding insertion of the short-term sensor.

  Long-Term Implantable Sensor Trials—Page 50

22.
Revise to explain in plain English what the chart demonstrates that is important to an investor and how your device compares with the previously approved device.

  DexCom has revised the disclosure in response to the Staff's comment. Please see the bottom of page 50 and top of page 51 of the Amendment. DexCom supplementally advises the Staff that the trial was not designed to compare DexCom's device with the previously approved device, and that DexCom does not have a basis for making such a comparison. The trial was only designed to assess whether the DexCom device could achieve the bias endpoint achieved by the other device, which supported that device's PMA. DexCom has revised the disclosure to explain in plain English and more detail what the significance of achieving this endpoint was.

23.
At the top of page 51, clarify that this part of the study did not compare your device to a previously approved device, if true.

  DexCom has revised the disclosure in response to the Staff's comment. Please see the carry-over paragraph on pages 50 and 51 of the Amendment.

  Competition—Page 57

24.
Briefly explain how the non-invasive continuous glucose monitoring products under development are designed to work, if known.

  DexCom has expanded the disclosure in response to the Staff's comment. Please see the third full paragraph on page 61 of the Amendment.

  Manufacturing—Page 58

25.
We note your disclosure that the company will need to increase its capacity by a significant factor over its current level to meet market demand, and that this will require the investment of substantial additional funds. Please discuss the anticipated source of these additional funds and, to the extent practicable, quantify the estimated funds needed.

  DexCom has expanded the disclosure in response to the Staff's comment. Please see the first paragraph on page 63 of the Amendment.

26.
Please discuss your plans to develop facilities adequate to sustain manufacturing beyond the first year of commercial production.

  DexCom has expanded the disclosure in response to the Staff's comment. Please see the second paragraph on page 63 of the Amendment.

  Government Regulation—Page 61

27.
Please provide the disclosure required by Item 101(c)(1)(xii) of Regulation S-K. We note that the company is subject to federal, state and local laws governing the use, handling, storage and disposal of hazardous and biological materials because its research and development involve the handling of potentially harmful biological and hazardous materials. If material, quantify the expenses incurred relating to compliance with these laws.

  DexCom has provided the disclosure in response to the Staff's comment. Please see the new paragraph on page 70 of the Amendment. DexCom supplementally advises the Staff this it does not believe that the expenses incurred in complying with the laws referred to in the Staff's comment are material.

Clinical and Scientific Advisory Boards—Page 66

28.
Disclose whether members of these boards are also shareholders and/or receive compensation as consultants. If so, disclose the amount of shares held and/or compensation paid.

  DexCom supplementally advises the Staff that members of these boards are paid a nominal stipend for attending meetings or for consulting on specific projects requested by the Company. None of the members of these boards owns any of the Company's capital stock or has any options or warrants to purchase any of the Company's capital stock. DexCom has expanded the disclosure in response to the Staff's comment. Please see page 71 of the Amendment.

2005 Equity Incentive Plan—Page 76

29.
Update to disclose whether the company's stockholders have approved the 2005 equity incentive and employee stock purchase plans.

  DexCom supplementally advises the Staff that its stockholders are expected to approve the plans in March 2005. DexCom will disclose the stockholder approval date in a future pre-effective amendment to the Registration Statement.

Related Party Transactions—Page 81

30.
Please provide the disclosure required by Item 404(d) of Regulation S-K.

  DexCom supplementally advises the Staff that the Company was organized in May 1999, which is more than five years prior to the filing of the Registration Statement. As a result, DexCom does not believe that the disclosure regarding transactions with promoters under Item 404(d) of Regulation S-K is required.

31.
In order to give shareholders a complete picture of your current equity structure, please expand to discuss the issuance of outstanding equity, including other classes of preferred stock, including the identity of the holders and the purchase price.

  DexCom has expanded the disclosure in response to the Staff's comment. Please see page 85 of the Amendment.

Principal Stockholders—Page 82

32.
For each entity, identify the individuals who have or share voting and/or investment power over the securities held by the entity. See Rule 13d-3 for the definition of beneficial ownership.

  DexCom has expanded the disclosure in response to the Staff's comment. Please see pages 87 and 88. DexCom supplementally advises the Staff that, with respect to Warburg Pincus Private Equity VIII, L.P. and affiliated entities, the Company has disclosed in the footnotes to the table the structure of the related entities and Mr. Carney's relationship to such entities, and Warburg Pincus has indicated that the general partner and management company of Warburg Pincus Private Equity VIII, L.P. are comprised of numerous individuals, and that no individual partner or managing director has voting or dispositive power with respect to the shares held by such entities.

NASDAQ National Market Listing—Page 88

33.
Update the status of your application for listing on the NASDAQ National Market.

  DexCom supplementally advises the Staff that it is in the process of responding to comments from the NASDAQ National Market. When the status of DexCom's application changes, DexCom will update the disclosure in a future pre-effective amendment to the Registration Statement.

Shares Eligible for Future Sale—Page 89

  Lock-Up Agreements—Page 89

34.
If material, identify the securityholders that are not subject to lock-up agreements.

  DexCom supplementally advises the Staff that all of the outstanding stock on an as-converted to common stock basis and all of the outstanding options are subject to lock-up agreements with the underwriters and/or market standoff agreements with the Company. DexCom has revised the disclosure on page 93 of the Amendment to reflect this.

  Rule 144—Page 89

35.
Please quantify the number of restricted shares held by non-affiliates that will be eligible for sale under Rule 144(k) after the expiration of the lockup period and the number of restricted shares held by affiliates that will be subject to the volume and other restrictions of Rule 144 after that date.

  DexCom has quantified these share amounts in response to the Staff's comment. Please see page 93 of the Amendment.

Financial Statements

Report of Independent Registered Public Accounting Firm—Page F-1

36.
It appears that the middle paragraph to the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." Either revise to include this additional sentence or have your auditors tell us why they believe revision is not necessary.

  The audit report has not been modified. We understand that Ernst and Young's national office has discussed this issue with the SEC staff in the Division of Corporation Finance.

Consolidated Balance Sheets—Page F-2,

37.
Tell us why the item "accounts payable and accrued liabilities" should not be further disaggregated pursuant to Rule 5-02.20 to Regulation S-X.

  DexCom has disaggregated the line item "accounts payable and accrued liabilities" to reflect all current liabilities in excess of 5% of the total current liabilities in compliance with Rule 5-02.20 to Regulation S-X. Please see page F-2 of the Amendment.

Note 6—Redeemable Convertible Preferred Stock and Stockholders' Equity (deficit)—Page F-14

38.
We received and are considering the supplemental information submitted on February 22, 2005. From that submission we see that the preliminary range discussed with underwriters is between $5 and $7 per share. You indicate that the preliminary range is contingent on several factors specific to your proposed products including (1) successful completion of certain clinical trials, (2) filing of a premarket approval application for the short-term monitoring product and (3) successful implantations of the long-term product in new patients. Tell us when you expect to complete each of these items. Since the proposed range apparently assumed successful completion of these matters, supplementally clarify the expected timing of this offering. Please note that with respect to employee stock options granted shortly before an initial public offering, we generally believe that there should not be a significant difference between the common stock fair value used for APB 25 and the expected initial offering price. We may have further comment.

  While the initial public offering price initially proposed by the underwriters of $5 to $7 per share depends on the status of the listed milestones, it does not depend on the "successful completion" of each of such milestones. DexCom notes that it commenced the approval support trial for its short-term system in January 2005 and completed the trial in early February 2005, implanted 25 additional long-term sensors in an ongoing clinical trial of its long-term system in late January and early February 2005 (and the outcome of this portion of the trial will not be known until a future date, possibly four months or more from the date of this letter), and is in the process of preparing a PMA application for its short-term continuous glucose monitoring system and expects to submit it in the first half of 2005. While progress made towards these matters may impact the ultimate pricing of the offering, we do not anticipate that it will impact the expected timing of completion of the offering, currently expected to be mid-April 2005. With respect to the price of the common stock to be offered, please see the letter dated February 22, 2005 regarding DexCom's analysis of stock-based compensation. DexCom notes that in its Series D redeemable convertible preferred stock financing completed on December 30, 2004, which was negotiated at arms' length with sophisticated investors, the price of the Series D stock was determined to be $2.69 per share. DexCom believes that the value of its common stock during the period from October through December 2004 cannot be higher, and is likely significantly lower, than the price for the Series D preferred stock, given the significant participation by new investors and the rights and preferences. In addition, DexCom notes that none of the milestones described above had been achieved as of closing of the December financing.

Exhibit Index

39.
We note your intention to file a number of exhibits by amendment. Please note that we may have additional comments after we have an opportunity to review them. Please confirm that you are filing all material agreements, including those with your suppliers and licensees.

  DexCom has filed additional exhibits with the Amendment. DexCom plans to file Exhibits 1.01, 3.02, 4.01, 5.01, 10.03, 10.04 and 23.01 in a future pre-effective amendment. DexCom supplementally advises the Staff that it has filed all material agreements, including those with its suppliers and licensees.

40.
Please include an updated and signed consent from your independent auditors with any amendment.

  DexCom has filed an updated and signed consent from its independent auditors with the Amendment and will do so with future amendments to the Registration Statement.

Part II

Item 15. Recent Sales of Unregistered Securities—Page II-2

41.
Revise to name the persons or identify the class of persons to whom the Series C and D redeemable convertible preferred stock were sold. The disclosure that these shares were sold to "private investors" is not descriptive.

  DexCom has revised the disclosure in response to the Staff's comment. Please see pages II-2 and II-3 of the Amendment.

        We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration.

        Please feel free to contact the undersigned should you have any questions or comments at (650) 335-7292 or, in may absence, to Nicholas Khadder at (415) 875-2463.

Sincerely,
/s/ Robert Freedman Robert Freedman
cc:	Andrew Rasdal Steven Kemper Rakesh Mehta Daniel Kleeburg Charles Ruck, Esq. Shayne Kennedy, Esq. Gordon Davidson, Esq. Nicholas Khadder, Esq.